Zentek Signs Distribution Agreement with Southmedic Inc.

Guelph, ON - January 19, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, has signed a Distribution Agreement with Southmedic Inc. ("Southmedic") for the distribution of Zentek's patented ZenGUARD™ surgical masks. Under the agreement, Southmedic will be the distributor of ZenGUARD™-enhanced surgical masks to the Canadian hospital, general practitioner, private surgery, long-term care and nursing home markets.

Southmedic is one of the largest independent distributors of medical devices in Canada with a dedicated sales team that supports all Canadian hospitals, clinics and private offices coast to coast. Southmedic currently distributes other personal protective equipment products in Canada and has distribution in over 80 countries globally.  Southmedic has also been recognized as a Platinum Member of Deloitte's Best Managed Companies.

"Zentek is proud to partner with a great company like Southmedic. They bring a strong distribution network across Canada and beyond and have a reputation of bringing quality products and innovative solutions to the healthcare space, exactly what our ZenGUARD™ surgical mask brings to the market." said Greg Fenton, CEO of Zentek. "We believe this is a meaningful step toward securing volumes in a market segment with stable demand for surgical masks. While our focus is currently on surgical masks in Canada, we look forward to exploring other opportunities for our ZenGUARD™ platform in the healthcare space with the Southmedic team."

Lee McDonald, CEO of Southmedic commented: "At Southmedic, we have built a reputation for providing customer-centric quality products and innovative solutions - and the ZenGUARD™ surgical mask with its antimicrobial properties and superior bacterial and viral filtration efficiency is a natural complement to our Sales team's existing portfolio."

About Zentek

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's patented ZenGUARD™ coating is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems.  Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

About Southmedic Inc.

Established in 1983, Southmedic Inc. provides healthcare products, custom manufacturing, and distribution in over 80 countries around the world. Proud to be recognized as a Platinum Member of Deloitte's Best Managed Companies. We believe in Finding a Better Way; through the passion, flexibility, and integrity of our people, we provide customer-centric quality products and innovative solutions. Southmedic's Dream Statement is "to be the only call customers want to make"

For further information:

Mitch Swergold
Tel: (917) 930-8723
Email: mswergold@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.